August 23, 2018

Jerry Jones
General Counsel
Acxiom Corporation
301 E. Dave Ward Drive
Conway, AR 72032

       Re: Acxiom Corporation
           Preliminary Proxy Statement of Schedule 14A
           Filed August 3, 2018
           File No. 000-13163

Dear Mr. Jones:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services